VIA EDGAR

December 9, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keira Nakada and Suying Li

RE:	Criteo S.A.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2021
Filed November 3, 2021
Item 2.02 on Form 8-K
Filed November 3, 2021
File No. 001-36153

Ladies and Gentlemen:

In your letter dated November 10, 2021 (the “Comment Letter”), you requested that Criteo S.A. (the “Company”) respond to your comments within ten business days or advise when it would provide a response. On November 19, 2021, the Company requested an extension to respond to the Comment Letter by December 10, 2021.

As discussed by telephone between the Company’s counsel and the Staff of the Division of Corporation Finance (the “Staff”), the Company requests an additional ten business day extension, to December 27, 2021.  This request is being made in order to facilitate a further discussion between the Company and the Staff prior to submission and to take into account the Staff’s schedule for such discussion.

Thank you for your consideration. Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Ryan Damon
Ryan Damon
EVP, General Counsel & Corporate Secretary
Criteo S.A.

cc:	Ryan J. Adams
Skadden, Arps, Slate, Meagher & Flom LLP

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1.40.40.22.90 SA au capital de 1 656 802 RCS,65 € - Paris 484 786 249 – APE 6202A